

Mail Stop 7010

November 16, 2007

By U.S. mail and facsimile

Mr. Dana Coffield
President and Chief Executive Officer
Gran Tierra Energy Inc.
300, 611-10th Avenue S.W.
Calgary, Alberta T2R 0B2, Canada

> **Re: Gran Tierra Energy Inc.**
> **Registration Statement on Form S-1**
> **Filed October 26, 2007**
> **Amendment No. 1 to Form S-1**
> **Filed November 13, 2007**
> **File No. 333-146953**

Dear Mr. Coffield:

This letter is a follow-up to the oral comments given your counsel on November 13, 2007. We have limited our review of your filings to those issues we have addressed in our comments.   Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have filed your Form 10-QSB for the quarter ended September 30, 2007. Please update your financial statements in accordance with Item 3-01(f) of Regulation S-X. Also, update as appropriate all of the related disclosure in your registration statement.

2.   In accordance with the requirements of Regulations C and S-T, file via EDGAR a marked version of the amended registration statement at the time you file each amendment. In this regard, we note that no marked version accompanied the filing of Amendment No. 1 to the registration statement. Please also file a copy of Amendment No. 1 that marks all of the changes made from the original S-1. On the cover page of your next amendment, note that it is Amendment No. 2.

Principal and Selling Shareholders, page 69

3.   Update the information on your beneficial ownership and selling shareholder tables to a more recent date. We note that the information on the beneficial ownership table is as of August 13, 2007 and on the selling shareholder table is as of September 15, 2007.

Plan of Distribution, page 82

4.   You indicate on page 84 that any broker dealers that are involved in selling shares "may" be deemed to be underwriters. Identify by name the selling shareholders who are broker-dealers, and state specifically that they are underwriters.

Exhibit Index

Exhibit 5.1

5.   The opinion of counsel that you have filed is limited to the statutes of the state of Nevada. The opinion must also be based on the rules and regulations underlying the applicable statutory provisions and applicable judicial and regulatory determinations. Obtain and refile an opinion that is not so limited.

Closing Comments

        As appropriate, amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Mr. Dana Coffield
Gran Tierra Energy Inc.
November 16, 2007
Page 4

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Donna Levy at (202) 551-3292 or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Brett White, Esq.
      Donna Levy